                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           -----------------------

                               SCHEDULE 13E-4/A
                              (Amendment No. 2)
                        Issuer Tender Offer Statement
    (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                           -----------------------
                               WAVEPHORE, INC.
                               (Name of Issuer)

                               WAVEPHORE, INC.
                     (Name of Person(s) Filing Statement)

            496,813 shares of Series A Convertible Preferred Stock
                                     and
            64,595 shares of Series B Convertible Preferred Stock
              Issuable on Conversion of Outstanding Warrants to
                Purchase Series B Convertible Preferred Stock
                        (Title of Class of Securities)
                                 -----------
                    (CUSIP Number of Class of Securities)
                                     None

                               Douglas J. Reich
                               General Counsel
                               WavePhore, Inc.
                            3311 North 44th Street
                            Phoenix, Arizona 85018
                                (602) 952-5500
           (Name, Address and Telephone Number of Person Authorized
                to Receive Notice and Communications on Behalf
                      of the Person(s) Filing Statement)
                             --------------------
                                   Copy to:
                              Steven D. Pidgeon
                            Snell & Wilmer L.L.P.
                              One Arizona Center
                         Phoenix, Arizona 85004-0001
                                (602) 382-6000

                              September 24, 1996
                     (Date Tender Offer First Published,
                      Sent or Given to Security Holders)

               C A L C U L A T I O N   O F   F I L I N G   F E E
-----------------------------------------------------------------------------
TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
-----------------------------------------------------------------------------
$3,703,638.00                               $741.00
-----------------------------------------------------------------------------

* Assumes deemed exchange of 496,813 shares of Series A Convertible Preferred Stock (the "Series A Preferred") and 64,595 shares of Series B Convertible Preferred Stock (the "Series B Preferred") issuable on exercise of Warrants to purchase Series B Preferred (the "Series B Warrants") for warrants and new preferred shares. Also assumes deemed exchange of the Series B Warrants for new Series B Warrants.

** Calculated based on the transaction valuation (determined on the basis of the book value of the common stock ($1.94 per share) into which the Series A Preferred and the Series B Preferred are convertible) multiplied by one-fiftieth of one percent.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $741.00                Filing Party: WavePhore, Inc.
Form or Registration No.: Schedule 13E-4        Date Filed: September 25, 1996
                          (File No. 5-46959)

Response to Reg. Sections 13e-4(c)(3)
-------------------------------------

The solicitation by WavePhore, Inc. (the "Company") of consents from the holders of the Company's Series A Convertible Preferred Shares (the "Series A Preferred"), its Series B Convertible Preferred Shares (the "Series B Preferred" and together with the Series A Preferred, the "Preferred Shares"), and its Warrants to Purchase Series B Preferred ("Series B Warrants") (i) to refrain from converting the Preferred Shares held by such Holder (or purchasable upon the exercise of the Series B Warrants, as the case may be) for a period of at least one hundred eighty (180) days from September 10, 1996, the date of deemed issuance of Warrants, subject to certain proposed non-conversion period termination events described in the Consent Solicitation Statement and (ii) to agree to certain proposed amendments to the Preferred Stock Investment Agreements relating to the Preferred Shares and Series B Warrants expired at 5:00 p.m., Arizona time, on Monday, October 28, 1996. Of the approximately 497,058 Series A Preferred Shares and 58,095 Series B Warrants outstanding, approximately 482,050 Series A Preferred Shares and 50,155 Series B Warrants have consented to the Solicitation.

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       WAVEPHORE, INC.,

                                       an Indiana corporation

                                       By /s/ David E. Deeds
                                         -------------------------
                                              David E. Deeds
                                              President
Dated:  October 31, 1996

                                        3